September 11, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 28, 2015
File No. 333-206658

Ladies and Gentlemen:

CytomX Therapeutics, Inc. (the “Company”) has today filed Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (the “Registration Statement”), which Registration Statement was filed under the Securities Act of 1933, as amended (the “Securities Act”), on August 28, 2015. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in regard to the Registration Statement in its letter dated September 4, 2015. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 1, as submitted and marked with the changes made from the Registration Statement.

The Offering, page 8

1.	Please update the common stock outstanding after the offering calculation based on the most recent practicable date.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see the revisions on pages 8 and 9 of Amendment No. 1.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

September 11, 2015

Use of Proceeds, page 51

2.	We reissue prior comment 3. We continue to note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the contingencies discussed with specificity and the alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see the revisions on pages 45 and 52 of Amendment No. 1.

Employees, page 117

3.	We reissue prior comment 7. Your disclosure should address all employees, not just full time employees. Please revise. See Item 101(c)(xiii) of Regulation S-K.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see the revisions on page 117 of Amendment No. 1.

Executive Compensation, page 127

4.	We reissue prior comment 10. We note the disclosure in footnote one. The narrative following the table indicates that the grant date fair value equaled the cash retainer fees. However, the dollar amounts disclosed in the narrative following the table are not the same value as that included in the table. For example, you state Dr. Huh’s annual retainer was $80,000, but the amount included in the table is $160,000. Please reconcile or advise.

Response: In response to the Staff’s comment, the Company has clarified the disclosure on page 129 of Amendment No. 1 to note that the aggregate value of the fees for which the directors elected to receive options in 2014 was equal to $160,000 and $40,000, respectively, for Dr. Huh and Mr. Gluck, representing cash retainers for 2014 and 2015 which Dr. Huh and Mr. Gluck were granted the right to convert into options to purchase shares of our common stock.

5.	We reissue comment 11. Please disclose the specific items of corporate performance that are taken into account in the formula or criteria in determining the non-equity incentive award. See Item 402(o)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 130 of Amendment No. 1 to include the performance goal weightings of 80% and 20% with respect to the research and development and financing goals referenced in the first paragraph under “Annual Cash Bonuses.” In addition, the Company has

September 11, 2015

replaced the references to “corporate performance goals” as they appear in the second paragraph under “Annual Cash Bonuses”with references to “research and development and financing performance goals.”

Exhibits

6.	Please file Exhibits 10.15 and 10.21 in their entirety including the exhibits, schedules and/or attachments.

Response: In response to the Staff’s comment, the Company has re-filed Exhibit 10.15 with Amendment No. 1. The Company respectfully submits that the Staff’s comment with respect to Exhibit 10.21 is no longer applicable, as the agreement has been terminated since the time at which the Registration Statement was filed and is accordingly no longer listed as an exhibit.

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September 11, 2015

We believe that the proposed modifications to Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. On behalf of the Company, we are available to discuss any of the foregoing at your convenience. Please do not hesitate to contact me at (650) 565-7111 or my colleague, Robert Ryan, at (212) 839-5931.

Sincerely

/s/ Sam Zucker

Sam Zucker, Esq.

Enclosures

cc:

John Reynolds, United States Securities and Exchange Commission

Sean A. McCarthy, D.Phil., President and Chief Executive Officer, CytomX Therapeutics, Inc.

Robert C. Goeltz II, Chief Financial Officer, CytomX Therapeutics, Inc.

Cynthia J. Ladd, Esq., Senior Vice President and General Counsel, CytomX Therapeutics, Inc.

Robert A. Ryan, Esq., Sidley Austin LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Brian J. Cuneo, Esq., Latham & Watkins LLP